EDIT

# DownToDash

An app to make quality activity buddies

entertainment    software    technology    marketplace    mobile

🐦 f 📷  **DOWNTODASH.COM**  NEW YORK





*We lived in different countries and found it difficult to meet people for specific activities, therefore we decided to solve this problem for everyone. We are extremely passionate about connecting people and building relationships.*

**Sama Jashnani** Co-Founder and CEO @ DownToDash

  **ABOUT**    UPDATES⁰    GRAPEVINE⁰    ASK A QUESTION⁰

## Why you may want to support us...

1  We have 60,000+ successful plans (meetups) created on DTD.

2  In the list of Top 100 Internship programs in the US by CNBC Make It.

3  Featured in Forbes, HuffPost, TEDx and Entrepreneur Elevator Pitch Season 3.

4  Winner of several pitch competitions including Pitch Night NYC.

5  Our user base is growing 10% per month organically.

6  Users are obsessed with our plans feature, it allows them to be spontaneous and discover what others are up to before it actually happens.

7  EXIT - We believe we have a strong exit potential and strategy (WeWork recently bought MeetUp for $200 Million).

8  TIMING - 78% of millennials would choose to spend money on an experience over buying something. They want to spend on being with others.

## Our Team
AND OUR MAJOR ACCOMPLISHMENTS



**Sama Jashnani**
Co-Founder and CEO
*Co-Founded a social enterprise and e-commerce platform and worked at a global marketing agency. Full scholarship to Warwick Business School. Featured in Forbes, HuffPost, Entrepreneur Elevator Pitch Season 3 and TEDx.*




**Anuja Shah**
Co-Founder and COO
*Worked at an e-commerce fashion startup in London and interned at Lightbox VC. Featured in HuffPost and Forbes.*


## In the news

       

## Downloads

📄 Pitch Deck.pdf

# The Story of DownToDash

We lived in different countries and found it very difficult to meet people to do a specific activity and decided to solve this problem for everyone!

**First, we spent a lot of time doing testing and taking feedback...**



We met users on the app, organized events and hustled with no marketing budget.


26 likes
nangisaim Hanging out with these lovely girls
#downtodash #dessertcrawl

**Users love the app and ask us 'How does this app not exist already?' They are obsessed with our 'Plans' feature because it allows them to be spontaneous and discover what other people are doing before it actually happens.**


wealthlab 2h
Last night's event
@sharebert
@downtodash
@michaelwmarra
#startups
#entrepreneurs
#younghustlers

One of our users told us about how DTD was an easy way to meet a ton of cool people to play sports and go out together.


Nico Hodel
September 24, 2018
Always down to dash. #DTD
Nico Hodel, 26


ACTIVITIES
Down to
Code
Down to
Surf

We have been featured in TEDx, Forbes, HuffPost, CNBC Make It, Inc and Entrepreneur Elevator Pitch Season 3. We also won several pitch competitions like Pitch Night NYC and the Odyssey Media Pitch competition. Further, we were selected for Founder Gym, FB Start and got $30,000 worth of AWS credit.


ELEVACAO
VOTED TOP 3
FbStart
from facebook
TEDx
Forbes
Inc.
MAGAZINE
PITCH NIGHT NYC
FOUNDER GYM
galvanize
Odyssey Media
pitch competition
CNBC
MAKE IT.
HUFFPOST
FEARLESS MAGAZINE
THE FEARLESS MOGULS EVENT
HER CAMPUS
ADVERTISINGWEEK
Entrepreneur
ELEVATOR
PITCH


Lessons Every Founder Can Learn From On Their Journey to ...
Watch later
Share

**We created a campus ambassador program and our interns voted for us to be in the Top 100 Internship Programs in the US. We are going to scale this ambassador base!**


1 Under Armour
2 Enterprise Rent-A-Car
3 CohnReznick
4 Newell Brands
5 Google
6 Facebook
7 EY
8 L'Oréal
9 General Electric
10 Dell Technologies
Johnson & Johnson
Apple
Chick-fil-A
John Deere
Abbott Laboratories
Travelers Insurance
Microsoft Corporation
J.P. Morgan
Unilever
HP
Goldman Sachs
Accenture
NBCUniversal
IBM
Citi
3M
Nike
Samsung
Disney
Salesforce
Morgan Stanley
T-Mobile
Amazon
AT&T
PwC
P&G
Capital One
Prudential
ESPN
HomeAway
CDW
Casper
McKinsey & Company
Airbnb
The Boston Consulting Group
ExxonMobil
Intel
Tesla
Lockheed Martin
Bloomberg
Northwestern Mutual
Lyft
Lucid Software
Updater
Henderson Engineers
Insight
Autodesk
NASCAR
Thermo Fisher Scientific
Berkshire Hathaway
College to Congress
VEREIT
Apex
Oscar Health
Amgen
CBS
USA Today Network
SailPoint
Delphi
DownToDash
Expedia
Learnivore
Forbes
The Nature's Bounty Co.
CommonBond
Managed by Q
Blue Cross Blue Shield
VaynerMedia
OppenheimerFunds
Dyson
Edelman
Kohl's
NPR
Perry Ellis International
PVH
Simon & Schuster
TD Ameritrade
Time Warner
Tourneau
Zillow
Flatiron Health
Cisco
Justworks
LearnVest
Engine
Bloomingdale's
Brunswick Group
CHANEL
charity: water
Civic Nation
You're looking at a list of the best internship programs in the country as decided by over 2,500 real-life interns!
As a part of WayUp's National Intern Day celebration, we asked interns around the country to tell us which companies have the best internship programs.
To learn more about how you can land your next internship, head over to www.wayup.com.

**Therefore we would love to invite you to come onboard with this exciting opportunity of using technology to foster real-life interactions all over the world and being a part of something that is going to be used by millions of people!**

**So ARE YOU DOWN TO DASH?**

# Investor Q&A

– COLLAPSE ALL

**What does your company do?** ⌄

DownToDash is an app to make quality activity buddies. It connects people in the same location based on what they are down to do, whether it is workouts, sports, movies or other activities. Users can post specific plans, for example, play Tennis on Thursday at 5 pm at McCarren Park and other users can join.

**Where will your company be in 5 years?** ⌄

We project to be at 3.5 million users and $ 13.83 million in revenue in 5 years, using a conservative approach.We want to be the one-stop shop for meeting people all over the world. You can discover experiences, book the experience and your means of transportation through one app. We will also incentivize users to socialize by adding group discounts for experiences.

**Why did you choose this idea?** ⌄

We lived in different countries and found it difficult to meet people for specific activities, therefore we decided to solve this problem for everyone. We are extremely passionate about connecting people and building relationships.

**Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?** ⌄

Since 1987 the share of consumer spending on live experiences and events relative to total U.S. consumer spending has increased by 70%. Millennials have watched older people lose all their money overnight in the crash of 2008. More than three in four millennials (78%) would choose to spend money on an experience or event over buying something desirable. Millennials want to spend their money being with others. They are using dating apps to make friends and are hungry for these interactions.

Technology and social media have been criticized to create isolation, depression and loneliness. We want to use technology to foster real-life interactions and make social media more social.

**What is your proudest accomplishment?** ⌄

I co-founded a social enterprise that empowered rural women to deliver salon services at people's houses. Some of these women could afford to pay for their children's education because of this venture.

**How far along are you? What's your biggest obstacle?** ⌄

- We have 5101 users, 3815 monthly active users and 60,000+ successful plans created on the app.

- We created an internship program that was selected to be in the Top 100 Internship programs in the US by CNBC Make it and want to scale this ambassador base.

- We were recently featured on Entrepreneur Elevator Pitch Season 3.

Our biggest obstacle is the inability to scale quickly without sufficient funding.

**Who are your competitors? Who is the biggest threat?** ⌄

The most similar existing platform is Meetup (sold to WeWork for $200 Million) but Meetup operates only for groups and has no age filter. Bumble Bff and Vina are friend-focused but are only for female friendships. They are not focused on specific plans (example Tennis on Thursday at 5 pm). Moreover, Bumble is also a dating app. Our focus on activities and specific plans is our unique selling point.

Our focus on security of our users and finding a high-quality activity buddy is what makes us different. Our millennial-friendly branding and positioning also gives us an advantage.

**What do you understand that your competitors don't?** ⌄

We understand the importance of focusing on activities and not 'meeting a person'. Users love our branding and positioning because it makes them feel like they are doing what they love, according to their schedule and preferences (meeting people is a by-product).

We also understand the importance of being focused on user security and the quality of matches.

**How will you make money?** ⌄

We offer $75, $100 and $200 per month advertising packages for the marketing of events and experiences. We are working on automating this process by incorporating 'bookings' within the app, for example two people can book a Tennis court through the app and we will charge them a fee.

We will also add paid accounts for users with premium features for $3 per month and gather patterns in our data to provide guidance and predictive analysis to companies that deal with specific cohorts.

**What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?** ⌄

The biggest risk is not being able to hire the right team to solve this problem. Another risk is running into a security related problem, therefore the security of our users will also be our priority.

**What do you need the most help with?** ⌄

We are looking for advice on new techniques to scale our user base and expand to new cities.

**What would you do with $20,000? How about $100,000?** ⌄

51% towards technology and product development, 35% towards marketing and 14% towards hiring and legal expenses.

